Exhibit 1.01

Modine Manufacturing Company
Conflict Minerals Report
For The Year Ended December 31, 2023

1.	Overview

This report for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).

This report has been prepared by management of Modine Manufacturing Company (herein referred to as “Modine,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures.

Modine, with Fiscal 2024 sales of $2.4 billion, specializes in thermal management systems and components, bringing highly engineered heating and cooling components, original equipment products, and systems to diversified global markets. Modine is a global company headquartered in Racine, Wisconsin (USA), with operations in North America, South America, Europe and Asia. For more information about Modine, visit www.modine.com.

We conducted an analysis of our products and concluded that small amounts of tin, tantalum, tungsten and/or gold (“3TG”) are present in a portion of our products. In particular, we concluded that 3TG are present in the following Modine products: vehicular heat exchangers and modules containing tin-plated materials or tin-based solder, and HVAC products or systems containing some or all of the 3TG materials, in electronic devices in particular.

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy. This policy is publicly available on our website at www.modine.com/web/en/policies.htm, in the languages in which we have operations.

Supply Chain

Modine manufactures and assembles its products using both raw materials and purchased parts acquired through our competitive global supply process. Modine has over 3,000 direct material suppliers across the globe, and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts we are requiring suppliers to provide information about the presence of conflict minerals in the products supplied and about the smelter sources of the conflict minerals. Our Conflict Minerals Policy (www.modine.com/web/en/policies.htm) and our Modine Global Supplier Manual (http://www.modine.com/web/en/reference-documents.htm) outlines our expectations for conflict-free supply. We also communicate the importance of conflict-free minerals, and human rights more broadly, in our latest Sustainability Report: Modine-Sustainability-Report-WEB_06_16_22-1.pdf. We have implemented a survey process for assessing our current products and the supply chain associated with these components and materials that go into these products.

As further described in Section 2.3 of this Conflict Minerals Report, our survey process started with those suppliers who provided parts or components we believed were reasonably likely to contain 3TG. We then modified the list to remove suppliers with whom Modine spent less than approximately $5,000 in 2022 based upon spend data through September 30, 2022 and our conclusion that the data did not materially change between then and December 31, 2022. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

We requested that all identified suppliers provide information to us regarding 3TG and smelters, using the template provided by the Responsible Business Alliance (“RBA”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template (“CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners (“SORs”) that provide material to a manufacturer’s supply chain. It includes questions about a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of SORs as well as the origin of 3TG used by those facilities.

Reasonable Country of Origin Inquiry

Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have determined that requesting our suppliers to complete the CMRT represents our reasonable best efforts to determine the mine or locations of origin of 3TG in our supply chain. We have reached this conclusion, in part, as a result of our active participation in various industry initiatives and groups, and through guidance provided by Assent Compliance.  As a member of the Responsible Minerals Initiative (“RMI”) we have had access to updated smelter due diligence to improve our Reasonable Country of Origin Investigation (“RCOI”).  This membership has been valuable in our smelter classification and supply chain due diligence processes and has provided us with access to the results of the Responsible Minerals Assurance Process (“RMAP”).

Smelters or Refiners and Country of Origin of 3TG

The supplier CMRT declarations we received mentioned approximately 351 SORs.  Of these 351 entities, 261 have been identified and are being monitored by the RMI. The remaining 90 entities are not enrolled in RMAP and will be the subject of future due diligence.

The 261 identified entities being monitored by the RMI can be categorized in the following manner:

Smelter RMAP Analysis Metrics

Status Code	Status	Entity Count	Status Description
1	RMAP Conformant	224	Legitimate smelter and RMAP compliant
2	RMAP Active	8	Legitimate smelter engaged in RMAP but not yet compliant
3	Non Conformant	29	Legitimate smelter has been contacted regarding the CFSI Audit Program, or requires outreach to request CFSI participation, or the facility has refused participation in the audit program
4	Not Enrolled	90
Non-RMAP entities submitted to Modine on Supplier CMRT’s.  For these entities, communication has been suspended due to a lack of interest in RMAP compliance, they are engaged in the RMAP due diligence vetting process, communication is ongoing, additional outreach is required to validate smelter status, or the due diligence review is unable to proceed.

Grand Total		351

We were unable to validate whether the 90 entities classified as Not Enrolled are smelters, refiners or intermediate supply chain companies due to one or more of the reasons listed above. We will continue our due diligence on these entities as appropriate in 2024.

Modine’s conflict minerals program has resulted in improved supply chain transparency to conflict minerals content and smelter sources.

The vast majority of suppliers from whom we requested information indicated in their responses that the information provided was at a company or divisional level as opposed to a product level. We requested that the surveyed suppliers report at an aggregate company level, specifically with respect to any products sold to Modine. We will continue to explore opportunities to engage in unique part number-level reporting in future years.

The Appendix to this report includes a list of countries of origin for 3TG reported to Modine. The list is derived from the RMI analysis of potential countries of origin based on the information obtained through our due diligence.

Conclusion

We are unable with assurance to determine the origin of the 3TG in all of our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, under the Rule we are required to submit to the SEC this Conflict Minerals Report (“CMR”) as an Exhibit to Form SD.

This report is available from the menu of the Investors tab of Modine.com.

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

As described above, Modine has adopted a company policy relating to our sourcing of 3TG, which is posted on our website at https://www.modine.com/wp-content/uploads/2019/12/GP18_EN-1.pdf.

Internal Team

Modine’s management system for conflict minerals covering calendar year 2023 was sponsored by the Legal Department, and was supported by a team of subject matter experts from relevant functions such as Operations, Procurement, Engineering Systems and Services, Sales, and Legal. Senior management and the Board are briefed about the results of our due diligence efforts on a regular basis.

Control Systems

Since we do not typically have a direct relationship with 3TG SORs, we are engaged and actively cooperate with other major manufacturers in our business sector and other sectors, through our own efforts and those organized by trade associations. We also participate in or actively monitor the following industry-wide initiatives to disclose upstream actors in the supply chain: RMI as well as several other manufacturing industry consortiums including the National Association of Manufacturers (“NAM”).

Controls include, but are not limited to, our Code of Conduct (“Code”), which outlines expected behaviors for all Modine employees and third parties doing business with Modine, our Global Supplier Manual, our Conflict Minerals Policy, and our internal standard practices that govern our new product development processes.  We incorporate these controls into our standard supplier contract, the Global Master Purchase Agreement.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 6.31 and the Assent Compliance Manager web-based reporting tool for collecting conflict minerals declarations from our supply base. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests. We engaged Assent Compliance to assist with the training of suppliers and the collection of supplier CMRTs. Assent Compliance has followed up with suppliers regarding completion of CMRTs, and all communications with suppliers have been documented to reflect the degree of success of these efforts.

Grievance Mechanism

We have multiple, longstanding grievance mechanisms whereby employees and third parties can report violations of Modine’s policies. We have established a Global Policy regarding Reporting and Investigation, which is publicly available at www.modine.com/web/en/policies.htm.  This policy establishes worldwide, consistent methods for employees and others to report any matters they believe may violate our Code or legal obligations, and for the investigation and resolution of all such reports. Communication channels range from an employee’s immediate supervisor to a third-party-hosted Ethics Helpline to direct contact with Modine’s Business Ethics Committee.

Modine has included clear links to the Helpline on our website, www.modine.com.  Through these mechanisms, third parties within our supply chain, or others related to or with knowledge of those third parties, can report any activities that could violate our Conflict Minerals Policy or the spirit of maintaining a conflict-free supply chain.

Maintain Records

We have adopted a policy to retain relevant documentation for a period of 5 years, consistent with the OECD requirement. Relevant documentation is collected and stored using a variety of methods, including, without limitation, an e-mail address designated for this purpose (conflictminerals@modine.com), a database maintained by Assent Compliance containing information provided by Modine’s supply chain, and an internal drive maintained by Modine for purposes of storing materials related to our conflict minerals due diligence and compliance.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

In order to assess the risk of the presence of 3TG in the parts and materials Modine purchases, we first considered where, logically, 3TG necessary to functionality or production of our products might reside. To accomplish this, we implemented a multilevel analysis that included the following:

1.	We reviewed material specifications (“M-Specs”) to identify those where 3TG is specifically called out as a necessary ingredient in the material.

2.
We queried the International Material Data System (“IMDS”), the automotive industry's material data system, which has become a global standard used by almost all of the global original equipment manufacturers for the tracking of material content in parts supplied to the automotive industry. IMDS provided another level of detail that might not be captured in our internal M-Specs.

3.	Using the information from steps 1 and 2, we queried our company enterprise resource planning (“ERP”) systems to identify suppliers who provided the materials containing 3TG in the 2022 calendar year.

4.
We utilized our purchasing global material group code spend analytics data to identify suppliers who provided electronic devices (e.g., wiring, motors, controls, sensors, etc.) that we considered to be at risk for containing 3TG. We built on our learning from the previous years of conflict minerals due diligence and included suppliers determined to be at-risk for supplying product that may contain any conflict minerals. Due to the nature of our supply chain, which includes distributors of electronic components, we engaged with several Tier 2 sub-suppliers to improve the reporting to our direct supplier distributors.

The multi-level analysis above yielded a list of 188 direct material suppliers that are supplying parts or materials to Modine that reasonably may contain 3TG. We rely on these suppliers to provide us with information about the existence and source of conflict minerals contained in the parts or materials supplied to us. Our direct suppliers similarly rely upon information provided by their suppliers.

We calculate supplier risk based on the chances that a supplier provides 3TG that may originate from non-conflict free sources. The value of this risk is calculated based on the risk ratings of the SORs declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength, which further assists in identifying risk in the supply chain. Evaluating and tracking the strength of the program can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the supplier’s program are:

•	Does the supplier have a policy in place that includes the Democratic Republic of the Congo (“DRC”) conflict-free sourcing?
•	Has the supplier implemented due diligence measures for conflict-free sourcing?
•	Does the supplier verify due diligence information received from its suppliers?
•	Does the supplier’s verification process include corrective action management?

When a supplier meets these criteria, the supplier is deemed to have a strong program. When a supplier does not meet these criteria, the supplier is deemed to have a weak program.

Assent provided each supplier a copy of the RBA reporting CMRT to complete for purposes of conflict minerals tracking. Assent and/or members of the Modine supply chain team made at least three follow-up inquiries to each supplier that did not respond to our initial survey, either by phone or email or both. The Assent software platform automatically reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included incomplete responses as well as inconsistencies within the data reported in the CMRT. Assent worked directly with those suppliers to provide revised responses.

Once surveys were returned, Assent reviewed and attempted to match each verified SOR identified in the completed surveys to available lists of SORs that have been validated as conflict free under internationally-recognized schemes such as the RMAP. If an SOR was not validated by RMAP, Assent either attempted to contact the SOR to gather more information about its sourcing practices or conducted Internet research to determine whether there are any additional publicly available sources of information regarding the SOR’s sourcing practices.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Modine continues to update and utilize a risk management plan, through which the conflict minerals program is implemented, managed and monitored.

As part of that risk management plan, updates to this risk assessment are provided regularly to senior management.

As described above, we participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: The RMI, as well as several other manufacturing industry consortiums including NAM.

As part of our risk management plan, to ensure suppliers understand our expectations, we have posted pertinent materials on our website, communicated directly with suppliers (orally and in writing), and included relevant information in our Global Supplier Manual.

When SORs of interest were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. Through Assent Compliance, submissions that include any of the SORs of interest immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product-specific CMRT to better identify the connection to products that they supply to Modine, up to removal of these high-risk smelters from their supply chain.

In addition, this year Modine started reaching out directly to suppliers that reported high risk smelters.

As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of SORs on the supply chain.

In the event we have reason to believe any of our suppliers are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country, we would engage with any such suppliers and assist them to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier due to violation of our Conflict Minerals Policy.

2.5	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG SORs nor do we perform direct audits of these entities. However, we do rely upon various industry efforts to influence SORs to undergo audits and become certified, as appropriate.

Assent Compliance also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facility’s sourcing practices on behalf of its compliance partners. Modine is a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

2.6	Report on Supply Chain Due Diligence

In addition to this report, see our website at http://www.modine.com/web/en/supplier-policies.htm for further information about our supply chain due diligence and policies and practices.

3.	Due Diligence Results

Utilizing the process outlined above, we received responses from 77.7% of the suppliers surveyed, and the results are reflected in the table titled “Smelter RMAP Analysis Metrics” in Section 1, above. We reviewed the responses to determine where further engagement with our suppliers was warranted. We considered untimely or incomplete responses as well as inconsistencies within the data reported in the template in making this determination.

4.	Steps To Be Taken To Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a)
Continue to direct suppliers to training resources provided by Assent Compliance, including Assent University, to attempt to increase the response rate and improve the content of the supplier survey responses.

b)	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
c)	Continue to encourage suppliers to provide part-level information.
d)
In the event that any of our suppliers are found to be providing Modine with products containing 3TG from sources that support conflict in the Covered Countries, work with them to remove such sources from the supply chain.

e)	Continue to invest in conflict minerals due diligence tools, such as Assent Compliance and the resources it provides.

Forward-Looking Statements

The Report contains statements which express a belief, expectation or intention that are forward-looking statements, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Undue reliance should not be placed on these statements, which are only effective as of the date of this Report. Modine does not assume any obligation to publicly update or revise any forward-looking statement.

Factors that could cause actual events to differ from these forward-looking statement may include, among others, gaps in supplier data, gaps in knowledge of the chemistry of the component parts and materials provided by  suppliers, gaps in smelter data and the source of their conflict minerals, errors or omissions in survey responses provided by suppliers, errors or omissions by smelters, gaps in supplier education and knowledge, supplier uncertainty regarding country of operation of the smelter and/or refiner versus country of origin of the conflict minerals, not all instances of conflict minerals necessary to the functionality or production of our Covered Products were identified, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol relating to the Rule, oversights or errors in conflict free smelter audits, DRC-sourced materials being declared secondary materials, certification programs not being equally advanced for all industry segments and metals, smuggling of DRC conflict minerals to countries beyond the Covered Countries.

Appendix A to Modine Manufacturing Company
Conflict Minerals Report
For The Year Ended December 31, 2023

Country of Origin List:
Albania	Dominican Republic	Kenya	Portugal
Andorra	Ecuador	Korea	Russian Federation
Angola	Egypt	Kyrgyzstan	Rwanda
Argentina	El Salvador	Liberia	Saudi Arabia
Armenia	Eritrea	Liechtenstein	Senegal
Australia	Estonia	Lithuania	Serbia
Austria	Ethiopia	Luxembourg	Sierra Leone
Azerbaijan	Fiji	Madagascar	Singapore
Belarus	Finland	Malaysia	Slovakia
Belgium	France	Mali	Solomon Islands
Benin	Georgia	Mauritania	South Africa
Bermuda	Germany	Mexico	South Sudan
Bolivia	Ghana	Mongolia	Spain
Botswana	Guam	Morocco	Sudan
Brazil	Guatemala	Mozambique	Suriname
Bulgaria	Guinea	Myanmar	Sweden
Burkina Faso	Guyana	Namibia	Switzerland
Burundi	Honduras	Netherlands	Taiwan
Cambodia	Hong Kong	New Zealand	Tajikistan
Canada	Hungary	Nicaragua	Tanzania
Central African Republic	India	Niger	Thailand
Chile	Indonesia	Nigeria	Togo
China	Ireland	Norway	Turkey
Colombia	Israel	Oman	Uganda
Congo	Italy	Panama	United Arab Emirates
Cyprus	Ivory Coast	Papua New Guinea	United Kingdom
Democratic Republic of Congo	Japan	Peru	United States
Djibouti	Jersey	Philippines	Uruguay
Dominica	Kazakhstan	Poland	Uzbekistan
Viet Nam
Zambia